Filed by: ADVA Optical Networking SE

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

ADVA’s management board and supervisory board recommend shareholders tender their shares into ADTRAN offer

Munich, Germany. November 23, 2021. ADVA (FSE: ADV) today announced that its management board and supervisory board have issued a joint reasoned statement pursuant to Section 27 of the German Takeover Act in respect of the offer document published by ADTRAN, Inc’s subsidiary Acorn HoldCo, Inc. on November 12, 2021. Following a due process of review, they recommend to the shareholders of ADVA to accept the aforementioned offer.

The members of the management board and supervisory board are of the opinion that the consideration offered is appropriate and fair and in the best interest of ADVA and its shareholders.

“We’re looking forward to the planned business combination with ADTRAN and are confident that our shareholders will embrace this wonderful opportunity to create an innovation leader in the most exciting market space of our industry,” said Brian Protiva, CEO, ADVA. “We’re in the early stages of an unprecedented investment cycle in fiber expansion with the goal to deliver high-speed connectivity to all homes, businesses and the future 5G infrastructure. This expansion of the digital infrastructure requires new, innovative solutions at the network edge. Together with ADTRAN, we’re creating an industry leader in this space that offers the most comprehensive and unique portfolio of solutions based on openness, scalability, security and software-controlled automation.”

The joint statement issued by the management board and supervisory board can be accessed online in the company’s transaction section. It’s available in German and as a non-binding English translation. Only the German original shall be applicable and binding. Shareholders are recommended to read the joint statement and to consider its content as well as their personal situation in making their decision on whether they would like to accept the offer.

Disclaimer: This document contains forward-looking statements that are based on current estimates and assumptions made by the management of ADVA Optical Networking SE. Such forward-looking statements are subject to risks and uncertainties, the non-occurrence or occurrence of which could cause the actual results – including the financial condition and profitability of ADVA Optical Networking SE – to differ materially from or be more negative than those expressed or implied by such forward-looking statements. This also applies to the forward-looking estimates and forecasts derived from third-party studies. Consequently, neither ADVA Optical Networking SE nor its management can give assurance regarding the future accuracy of the opinions set forth in this document or the actual occurrence of the predicted developments.

About ADVA

ADVA is a company founded on innovation and focused on helping our customers succeed. Our technology forms the building blocks of a shared digital future and empowers networks across the globe. We’re continually developing breakthrough hardware and software that leads the networking industry and creates new business opportunities. It’s these open connectivity solutions that enable our customers to deliver the cloud and mobile services that are vital to today’s society and for imagining new tomorrows. Together, we’re building a truly connected and sustainable future. For more information on how we can help you, please visit us at www.adva.com.

Published by:

ADVA Optical Networking SE, Munich, Germany

www.adva.com

For investors:

Steven Williams

t +49 89 890 66 59 18

investor-relations@adva.com

For press:

Gareth Spence

t +44 1904 699 358

public-relations@adva.com